            GORDON & SILVER, LTD.

GERALD M. GORDON JEFFREY A. SILVER BRADLEY J. RICHARDSON JOSEPH S. KISTLER WILLIAM M. NOALL ERIC R. OLSEN	THOMAS H. FELL RICHARD L. GALIN KATHRYN GRAITGE NOALL BRIGID M. HIGGINS ERIKA PIKE TURNER GREGORY E. GARMAN	ATTORNEYS AT LAW NINTH FLOOR 3960 HOWARD HUGHES PARKWAY LAS VEGAS, NEVADA 89109-5978	STEVEN J. OSHINS OF COUNSEL SHAUNA B. ERHARD OF COUNSEL

KRISTIN GENC MATTHEW C. ZIRZOW ELDA M. LUNA LOUIS V. CSOKA LEE I. IGLODY JOSEPH T. KOZLOWSKI	TALITHA B. GRAY JOEL Z. SCHWARZ LEIGH C. DAVIS KAREN L. HANKS KONRAD PILATOWICZ	(702) 796-5555 FAX (702) 369-2666 www.gordonsilver.com	LAURA C. RODRIGUEZ OF COUNSEL CHRISTINE A. BRICKER OF COUNSEL (LICENSED ONLY IN OHIO)

June 1, 2006

VIA FAX AND EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Jeffrey Shady

Re: Riviera Holdings Corporation/Schedule 14A/File No. 0-21430

Dear Mr. Shady:

On behalf of our client, Riviera Holdings Corporation (the “Company”), we are responding to your May 30, 2006 letter regarding the Company’s filing of its preliminary proxy materials on Schedule 14A for the Company’s 2006 annual meeting of stockholders.

In response to General comment number 1 in your letter, the Company believes that Riv Acquisition Holdings Inc. (“RAHI”) is not an “affiliate” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of the Company primarily for the following reasons:

1.	As the proxy statement reports on pages 65-66, besides the shareholders and affiliates of RAHI (together with RAHI, the “RAHI Parties”), there are six persons who each beneficially own more than 5% of the Company’s outstanding stock and two of them (namely “D.E. Shaw & Co., LP and related parties” and “Triple Five Investco LLC and related parties”) own approximately the same percentage of the Company’s stock that the RAHI Parties own. (D.E. Shaw & Co., LP and related parties actually own a slightly higher percentage.) The RAHI Parties have represented to the Company that none of those six persons are affiliates of, or act in concert with, the RAHI Parties. Therefore, it is the Company’s position that the RAHI Parties’ beneficial ownership of Company stock is not large enough to exert a controlling influence over the Company.

2.

The members of the Company’s board of directors (the “Board”) have held their positions since long before the RAHI Parties acquired more than 5% of the Company’s stock or first expressed an interest in acquiring control of the Company. Except for William L. Westerman, the Board members have no contractual relationships with the RAHI Parties. Mr. Westerman’s

GORDON & SILVER, LTD.

ATTORNEYS AT LAW

United States Securities and Exchange Commission

June 1, 2006

contractual relationship with the RAHI Parties (i.e., his December 22, 2005 Stock Purchase Agreement) merely calls for him to (i) sell his shares of Company stock to certain RAHI Parties under certain circumstances, (ii) vote his shares in favor of the merger with RAHI, (iii) assist the RAHI Parties in obtaining the requisite licenses or other approvals from gaming regulatory authorities (collectively, “Gaming Approvals”) for them to acquire the Company and (iv) propose to the Board that a nominee of the RAHI Parties be appointed to the Board (which the Board has not accepted). The Company does not believe that these contractual obligations create an affiliate relationship between Mr. Westerman and the RAHI Parties.

3.	The April 5, 2006 Agreement and Plan of Merger among the Company, RAHI and Riv Acquisition Inc. contains pre-closing covenants and other obligations on the Company’s part that are standard and customary for transactions of this nature. The Company does not view those provisions as creating an affiliate relationship with RAHI, just as the provisions of any standard merger agreement would not be viewed as creating an affiliate relationship between the target company and the buyer for the period between signing and closing.

4.	Nevada and Colorado gaming laws prohibit the RAHI Parties from exercising control over the Company prior to obtaining Gaming Approvals. Those Gaming Approvals are also required to consummate the merger. The RAHI Parties and the Company are fully aware of those provisions of Nevada and Colorado law and fully intend to comply with those provisions.

5.	The Company knows of no other facts or circumstances from which it would be reasonable to infer that RAHI is an affiliate of the Company.

In addition to the above, this letter serves as the Company’s acknowledgment of the following:

•	If and when the Securities and Exchange Commission (the “Commission”) or the Commission’s staff, acting pursuant to delegated authority, advises the Company that it has no further comments on the proxy materials, it will not foreclose the Commission from taking any action with respect to the Company’s filing.

•	The action of the Commission or its staff, acting pursuant to delegated authority, in advising the Company that it has no further comments on the proxy materials, would not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Company’s filing with the Commission.

•	The Company may not assert the comments of the Commission’s staff, or the staff’s notification that it has no further comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GORDON & SILVER, LTD.

ATTORNEYS AT LAW

United States Securities and Exchange Commission

June 1, 2006

We hope that the above is fully responsive to your letter. In any event, please direct any further comments or questions you may have to me by telephone at (702) 796-5555 or by fax at (702) 369-2666.

Thank you for your attention to this matter and for your promptness in responding to the Company’s filing of preliminary proxy materials.

Very truly yours,

/s/ Richard L. Galin
Richard L. Galin

cc:	William L. Westerman

Tullio J. Marchionne